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                                                             COMMISSION FILE NO.
                                  FORM 8-A/A-1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               INPUT/OUTPUT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                  DELAWARE                          22-2286646
          (STATE OF INCORPORATION)       (IRS EMPLOYER IDENTIFICATION NO.)


               11104 WEST AIRPORT BOULEVARD, STAFFORD, TEXAS 77477 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

            TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
            TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED
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RIGHTS TO PURCHASE SERIES A PREFERRED STOCK        NEW YORK STOCK EXCHANGE

     IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS EFFECTIVE UPON FILING PURSUANT TO GENERAL INSTRUCTION A.(c)(1), PLEASE CHECK THE FOLLOWING BOX. / /

     IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS TO BECOME EFFECTIVE SIMULTANEOUSLY WITH THE EFFECTIVENESS OF A CONCURRENT REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PURSUANT TO GENERAL INSTRUCTION A.(c)(2), PLEASE CHECK THE FOLLOWING BOX. / /

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)


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     The undersigned registrant hereby amends Items 1 and 2 of its
Registration Statement on Form 8-A (File No. 1-13402), filed with the Securities and Exchange Commission on January 27, 1997, as set forth below.

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     On April 21, 1999, Input/Output, Inc. (the "Company") and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent") entered into the First Amendment ("Amendment No. 1") to the Rights Agreement (the "Rights Agreement"), dated as of January 17, 1997, by and between the Company and the Rights Agent.

     On January 17, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's common stock, $0.01 par value (the "Common Stock"), to stockholders of record at the close of business on January 27, 1997. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $200 per one one-thousandth (1/1,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and the Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) the date of a public announcement by the Company that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date."

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after January 27, 1997 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 27, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the

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Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall acquire beneficial ownership of more than twenty percent (20%) of the outstanding shares of Common Stock (except pursuant to certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries), or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

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     The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, without payment of the Purchase Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half (1/2) the number of shares of Common Stock (or in certain circumstances, Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

     At any time following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     The term "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive

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dividends. While it is expected that under current federal income tax law, the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above or in the event that the Rights are redeemed.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; PROVIDED, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, inconsistency or defect, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A filed on January 27, 1997. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     Amendment No. 1 provides that notwithstanding any provision to the contrary contained in the Rights Agreement, neither SCF-IV, L.P., a Delaware limited partnership ("SCF-IV"), nor any of its affiliates shall be deemed to be an Acquiring Person as a result of any combination of the following actions: (i) the execution and delivery of the Purchase Agreement, dated as of April 21, 1999, by and between the Company and SCF-IV (the "Purchase Agreement"); (ii) the acquisition of shares of the Company's Series B Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), and/or the Company's Series C Preferred Stock, $0.01 par value per share (the "Series C Preferred Stock"), in accordance with the terms of the Purchase Agreement; (iii) the acquisition of shares of Common Stock of the Company upon conversion of the shares of Series B Preferred Stock or Series C Preferred Stock; (iv) the acquisition of securities of the Company in accordance with the Purchase Agreement (including any Common Stock issuable upon conversion, exercise or exchange thereof); or (v) an acquisition of additional shares of Common Stock of the Company to the extent permitted by the terms of the Purchase Agreement.

     In addition, Amendment No. 1 provides that in no event shall a Stock Acquisition Date or a Distribution Date (both as defined under the Rights Agreement) be deemed to occur as a result of (i) the execution and delivery of the Purchase Agreement by SCF-IV and the Company, (ii) the acquisition by SCF-IV of shares of Series B Preferred Stock

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and/or Series C Preferred Stock of the Company in accordance with the terms of the Purchase Agreement, (iii) the acquisition by SCF-IV of shares of Common Stock of the Company upon conversion of the shares of Series B Preferred Stock or Series C Preferred Stock, (iv) the acquisition by SCF-IV of securities of the Company in accordance with the terms of the Purchase Agreement (including any Common Stock issuable upon conversion, exercise or exchange thereof), or (v) the acquisition by SCF-IV of additional shares of Common Stock of the Company to the extent permitted by the terms of the Purchase Agreement. Amendment No. 1 further amends the Rights Agreement to include several definitions.

     The Company has agreed that it will not further amend the Rights Agreement or adopt any similar agreement, that conflicts with, or restricts SCF-IV to a greater extent than the provisions contained in the Purchase Agreement.

ITEM 2.  EXHIBITS

1* Rights Agreement, dated as of January 17, 1997, by and between Input/Output, Inc. and Harris Trust and Savings Bank, as Rights Agent, including exhibits thereto.

2* Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of Input/Output, Inc. (attached as Exhibit 1 to the Rights Agreement filed as Exhibit 1 hereto).

3* Form of Rights Certificate (attached as Exhibit 2 to the Rights Agreement filed as Exhibit 1 hereto).

4* First Amendment to Rights Agreement, dated as of April 21, 1999, by and between Input/Output, Inc. and Harris Trust and Savings Bank, as Rights Agent, (amending Rights Agreement filed as Exhibit 1 hereto), is incorporated by reference to Exhibit 10.3 to Input/Output, Inc.'s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on May 7, 1999.


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* Previously filed

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                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Input/Output, Inc.


May 7, 1999                         By: /s/ W. J. Zeringue
                                        -----------------------
                                        W. J. Zeringue
                                        Chairman of the Board of Directors and
                                        Chief Executive Officer


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